UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

July 22, 2003
Date of Report (Date of earliest event reported)

Quantum Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-13449	**94-2665054**
(Commission File Number)	(IRS Employer Identification No.)
1650 Technology Drive, Suite 800, San Jose, CA	**95110**
(Address of principal executive offices)	(Zip Code)

408-944-4000
(Registrant's telephone number, including area code)

Item 5.   OTHER EVENTS

On July 22, 2003, Quantum Corporation issued a press release, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM CORPORATION

By: /s/ SHAWN HALL

Shawn Hall

Vice President, General Counsel and Secretary

Dated: July 22, 2003

EXHIBIT INDEX

Exhibit 99.1   Press release, dated July 22, 2003

Exhibit 99.1- Press release, dated July 22, 2003.

QUANTUM CORPORATION REPORTS FISCAL FIRST QUARTER RESULTS

SAN JOSE, Calif., July 22, 2003 - Quantum Corp. (NYSE:DSS), a leading provider of data protection systems, today announced that revenue for its fiscal first quarter (FQ1), ended June 29, 2003, was $202 million. The company reported a GAAP net loss of $9 million, or 5 cents per share, for the June quarter and a non-GAAP loss of $5 million, or 3 cents per share, both of which included the negative impact of $3 million in tax costs related to foreign withholding taxes. As Quantum announced when it revised its FQ1 expectations earlier in the month, the company's results were driven primarily by lower-than-expected media revenue and, to a lesser extent, lower tape drive revenue after two quarters of significant growth. Despite the lower revenue, gross margin rates were up slightly from the March quarter, and operating expenses were down sequentially to $66 million on a GAAP basis and $64 million on a non-GAAP basis. (For a reconciliation of GAAP to non-GAAP figures, please see the accompanying table entitled "First Quarter Fiscal Year 2004 GAAP to Non-GAAP Reconciliation.")

"Over the last year, we have been working to execute an aggressive plan to return Quantum to a position of sustained growth and profitability," said Rick Belluzzo, chairman and chief executive officer of Quantum. "As a result, we have improved many of the fundamentals underlying our business, as evidenced by the two quarters of solid momentum that preceded FQ1. We continued to see progress in several areas in the June quarter, but this was unfortunately overshadowed by the lower-than-expected media revenue. As I've said before, there is still more work to do, and we will continue to focus intensely on improving our performance."

In the last year, Quantum has expanded its product lines, secured several key OEM wins, increased operational efficiency and reduced costs. As a result, the company saw several positive year-over-year comparisons for FQ1. For example, overall Storage Solutions Group revenue was up significantly, tape drive revenue also increased, and operating expenses were down, with a significant decline in general and administrative expenses.

Fiscal 2004 first quarter revenue in the DLTtape^TM Group was $146 million, comprised of $55 million in total tape media revenue and $91 million in tape drive revenue. The shortfall in expected media revenue reflected the impact of continued economic weakness, particularly in Europe. This resulted in lower-than-expected media prices that, in turn, led to a reduction in sales of Quantum-branded media, Quantum royalties (which are based on licensee revenues) and inventory levels held by media resellers.

Although FQ1 tape drive revenue was lower-than-expected, it was still up nearly a third compared to the June quarter last year, and tape drive gross margins increased for the third consecutive quarter. Super DLTtape^TM shipments remained roughly flat sequentially, as expected. Quantum continues to execute on its industry-leading tape drive roadmap, with the SDLT 600 super drive on track for qualifications this summer and general availability in the fall.

Fiscal 2004 first quarter revenue in Quantum's Storage Solutions Group (SSG), which includes tape automation, services and enhanced backup solutions, was $66 million. This represented an increase of 7% sequentially and more than 30% over the comparable quarter last year. The company's leadership in the high-volume autoloader space was again evident in FQ1, as sales of its ValueLoader^TM and SuperLoader^TM again grew sequentially. Shipments of Quantum's DX30 enhanced backup system also increased over the prior quarter.

The positive results in SSG reflected the work Quantum has done to broaden its product lines and strengthen its go-to-market model over the past year, and the company is continuing to refine its SSG sales model further to offer a more solutions-oriented approach to enterprise customers. This will be particularly important as Quantum prepares to launch the DX100, its second-generation enhanced backup solution, in the fall.

In addition to reporting its FQ1 results, Quantum also provided its outlook for the second quarter of fiscal year 2004. The company said it expects total revenues to be flat to slightly up from FQ1, and GAAP and non-GAAP gross margins to be roughly flat. GAAP operating expenses are expected to be in the range of $67 million to $70 million, with non-GAAP operating expenses anticipated to be in the $63 million to $66 million range. As a result, Quantum expects the GAAP loss per share to be in the range of 5 to 7 cents and the non-GAAP loss per share to be in the 1 to 3 cent range. Both the GAAP and non-GAAP outlook include an expected $2.5 million negative impact related to media royalty withholding taxes, and the difference between the GAAP and non-GAAP figures reflects amortization of acquisition-related intangibles, as well as $1 million to $2 million in expected restructuring charges. (For a reconciliation of these GAAP to non-GAAP figures, please see the accompanying table entitled "GAAP to Non-GAAP Reconciliation of Projected Fiscal Year 2004 Second Quarter Data.")

"As I look toward the remainder of the current quarter and beyond, our priorities are clear – drive revenue growth through new products and enterprise sales efforts; work to reverse the media trend we saw in FQ1 through new products and expansion of our target market; and continue to improve gross margins and reduce expenses," said Belluzzo. "The economic environment remains challenging, but we are confident that these priorities – along with the actions we've taken over the past year – are the right ones to position Quantum for success. We are a more focused, more efficient company than we were a year ago, and we are excited about the future and the leading role we will continue to play in data protection."

Use of Non-GAAP Financial Measures

The non-GAAP financial measures used in this press release exclude the impact of acquisition-related intangible asset amortization, certain special charges, goodwill write-down and adjustment, discontinued activities and operations, certain non-operating gains and losses, and the related income tax effect, if any. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Quantum's management refers to these non-GAAP financial measures in making operating decisions because they provide meaningful supplemental information regarding the company's operational performance. For instance, management believes these non-GAAP financial measures are helpful in assessing Quantum's core operating results. In addition, these non-GAAP financial measures facilitate management's internal comparisons to Quantum's historical operating results and comparisons to competitors' operating results. Quantum includes these non-GAAP financial measures in this press release because the company believes they are useful to investors in allowing for greater transparency related to supplemental information used by management in its financial and operational decision-making. In addition, Quantum has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in the company's financial reporting at this time. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures as provided in the table accompanying this press release.

QUANTUM CORPORATION		
FIRST QUARTER FISCAL YEAR 2004 GAAP TO NON-GAAP RECONCILIATION		
		Three months ended
		June 29, 2003
GAAP net loss	$	(9,346)
Adjusting items:		
Amortization of intangible assets		4,840
Non-GAAP net loss	$	(4,506)
Non-GAAP net loss per share, diluted	$	(0.03)

GAAP TO NON-GAAP RECONCILIATION OF PROJECTED FISCAL YEAR 2004 SECOND QUARTER DATA	
Projected GAAP gross margin rate	Roughly flat sequentially
Adjustment: Projected amortization of acquisition-related intangibles	Approximately $3 million
Projected non-GAAP gross margin rate	Roughly flat sequentially
Projected GAAP operating expenses	Range of $67-70 million
Adjustment: Projected amortization of acquisition-related intangibles and restructuring charges	Approximately $4 million
Projected non-GAAP operating expenses	Range of $63-66 million
Projected GAAP loss per share	Range of 5-7 cents
Adjustment: Projected amortization of acquisition-related intangibles and restructuring charges	Approximately $0.04
Projected non-GAAP loss per share	Range of 1-3 cents

The projected GAAP and non-GAAP financial information set forth in this table represent forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties as identified in the Safe Harbor Statement of the press release.

These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Please see the section of this press release titled Use of Non-GAAP Financial Measures for more information.

Conference Call and Audio Webcast Notification

Quantum will hold a conference call today, July 22, 2003, at 2:00 p.m. PDT. Press and industry analysts are invited to attend in listen-only mode. Dial-in number: (212) 329-1469 (US & International). Quantum will provide a live audio webcast of the conference call beginning today, July 22, 2003, at 2:00 p.m. PDT. Webcast site: http://investors.quantum.com/.

About Quantum

Quantum Corp. (NYSE:DSS), founded in 1980, is a global leader in data protection, meeting the needs of business customers with enterprise-wide storage solutions and services. Quantum is the world's largest supplier of half-inch cartridge tape drives, and its DLTtape technology is the standard for tape backup and archiving of business-critical data for the mid-range enterprise. Quantum is also a leader in the design, sale and service of autoloaders and automated tape libraries used to manage, store and transfer data. Over the past year, Quantum has been one of the pioneers in the emerging market of disk-based backup, offering a solution that emulates a tape library and is optimized for data protection. Quantum sales for the fiscal year ended March 31, 2003, were $871 million. Quantum Corp., 1650 Technology Drive, San Jose, CA 95110, (408) 944-4000, www.quantum.com.

This press release contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating our continued focus on improving our performance, that we will have qualifications for our SDLT 600 this summer and general availability of the product this fall, that we will continue to refine our SSG sales model further to offer a more solutions-oriented approach to enterprise customers, that our DX100 will launch this fall, our revenue, gross margins, operating expenses and loss per share for our second fiscal quarter, our priorities for the remainder of the current quarter and beyond, and that we will continue to play a leading role in data protection are forward-looking statements within the meaning of the Safe Harbor. These statements are based on management's current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to, the amount of orders received in future periods, our ability to timely ship our products, our continued receipt of media royalties from media manufacturers at or above historical levels, our ability to achieve anticipated pricing, cost and gross margin levels given lower volumes and continuing price and cost pressures, our ability to successfully introduce new products, the successful execution of our strategy to expand our businesses into new directions, and acceptance of, and demand for, our products.

More detailed information about these risk factors, and additional risk factors, are set forth in Quantum's periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Trends and Uncertainties," pages 43 to 55, in Quantum's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 30, 2003. In particular, you should review the risk factors on pages 44, 45, 46, 48 and 54 of our June 30, 2003 Form 10-K under the headings "We are exposed to general economic conditions that have continued to result in significantly reduced sales levels and significant operating losses . . .," "SSG currently operates at a loss and may continue to operate at a loss. If we are unable to make our Storage Solutions business profitable, the losses from this group could materially and adversely affect our business, financial condition and results of operations," "A majority of our sales come from a few customers, and these customers have no minimum or long-term purchase commitments," "Our operating results depend on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected," and "Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance." Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share amounts)

	Three Months Ended			
	June 29, 2003		June 30, 2002	
Product revenue	$	167,187	$	156,887
Royalty revenue		35,028		45,563
Total revenue		202,215		202,450
Cost of revenue		138,702		139,861
Gross margin		63,513		62,589
Operating expenses:				
Research and development		26,931		25,626
Sales and marketing		24,171		26,090
General and administrative		14,191		22,062
Special charges		476		624
		65,769		74,402
Loss from operations		(2,256)		(11,813)
Equity investment write-downs		-		(17,061)
Interest income and other, net		2,133		2,597
Interest expense		(6,155)		(5,840)
Loss before income taxes		(6,278)		(32,117)
Income tax provision (benefit)		3,068		(4,785)
Loss from continuing operations		(9,346)		(27,332)
Discontinued operations:				
Loss from NAS discontinued operations, net of income taxes		-		(9,253)
Loss from discontinued operations		-		(9,253)
Loss before cumulative effect of an accounting change		(9,346)		(36,585)
Cumulative effect of an accounting change		-		(94,298)
Net loss	$	(9,346)	$	(130,883)
Loss per share from continuing operations				
Basic	$	(0.05)	$	(0.17)
Diluted	$	(0.05)	$	(0.17)
Loss per share from discontinued operations				
Basic	$	-	$	(0.06)
Diluted	$	-	$	(0.06)
Net loss per share				
Basic	$	(0.05)	$	(0.84)
Diluted	$	(0.05)	$	(0.84)
Weighted average common and common equivalent shares				
Basic		173,553		156,443
Diluted		173,553		156,443

QUANTUM CORPORATION

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per-share amounts)

		June 29, 2003		June 30, 2002
Product revenue	$	167,187	$	156,887
Royalty revenue		35,028		45,563
Total revenue		202,215		202,450
Cost of revenue		135,728		138,166
Gross margin		66,487		64,284
Operating expenses:				
Research and development		26,505		25,626
Sales and marketing		22,857		25,184
General and administrative		14,065		21,936
		63,903		72,746
Interest income and other, net		2,133		2,597
Interest expense		(6,155)		(5,840)
Income tax provision (benefit)		3,068		(3,512)
Net loss	$	(4,506)	$	(8,193)
Net loss per share				
Basic	$	(0.03)	$	(0.05)

The non-GAAP amounts have been adjusted to the eliminate the following:				
Restructuring related				
Special charges	$	-	$	624
Investment related				
Equity investment write-downs		-		17,061
Acquisition and divestiture related				
Loss from NAS discontinued operations, net of income taxes		-		9,253
Other				
Cumulative effect of an accounting change (SFAS No. 142 adjustment)		-		94,298
Amortization of intangible assets (1)		4,840		2,727
Income tax effect related to all other charges		-		(1,273)
Total non-GAAP adjustments	$	4,840	$	122,690

Note 1

The amortization of intangibles was allocated as follows:

Cost of revenue	$	2,974	$	1,695
Research and development		426		-
	$	4,840	$	2,727

GAAP TO NON-GAAP RECONCILIATION OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended				Three Months Ended			
	June 29, 2003			June 29, 2003	June 30, 2002			June 30, 2002
	GAAP	Adjustments	Notes	Non-GAAP	GAAP	Adjustments	Notes	Non-GAAP
Product revenue	$ 167,187			$ 167,187	$ 156,887			$ 156,887
Royalty revenue	35,028			35,028	45,563			45,563
Total revenue	202,215			202,215	202,450			202,450
Cost of revenue	138,702	(2,974)	A	135,728	139,861	(1,695)	A	138,166
Gross margin	63,513	2,974		66,487	62,589	1,695		64,284
Operating expenses:								
Research and development	26,931	(426)	A	26,505	25,626			25,626
Sales and marketing	24,171	(1,314)	A	22,857	26,090	(906)	A	25,184
General and administrative	14,191	(126)	A	14,065	22,062	(126)	A	21,936
Special charges	476			476	624	(624)		-
	65,769	(1,866)		63,903	74,402	(1,656)		72,746
Income (loss) from operations	(2,256)	4,840		2,584	(11,813)	3,351		(8,462)
Equity investment write-downs	-			-	(17,061)	17,061		-
Interest income and other, net	2,133			2,133	2,597			2,597
Interest expense	(6,155)			(6,155)	(5,840)			(5,840)
Loss before income taxes	(6,278)	4,840		(1,438)	(32,117)	20,412		(11,705)
Income tax provision (benefit)	3,068			3,068	(4,785)	1,273	B	(3,512)
Loss from continuing operations	(9,346)	4,840		(4,506)	(27,332)	19,139		(8,193)
Discontinued operations:								
Loss from NAS discontinued operations, net of income taxes	-	-		-	(9,253)	9,253		-
Loss from discontinued operations	-	-		-	(9,253)	9,253		-
Loss before cumulative effect of an accounting change	(9,346)	4,840		(4,506)	(36,585)	28,392		(8,193)
Cumulative effect of an accounting change	-			-	(94,298)	94,298		-
Net loss	$ (9,346)	$ 4,840		$ (4,506)	$ (130,883)	$ 122,690		$ (8,193)
Net loss per share - diluted	$ (0.05)	$ 0.02		$ (0.03)	$ (0.84)	$ 0.79		$ (0.05)

Notes

A. Amortization of intangible assets.

B. Tax benefit on certain non-GAAP adjustments.

QUANTUM CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 29, 2003	March 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 133,919	$ 221,734
Short-term investments	176,269	97,055
Accounts receivable, net of allowance for doubtful accounts of $9,832 and $8,927	132,298	133,760
Deferred income taxes	46,354	46,370
Inventories	67,473	66,305
Service inventories	47,843	49,104
Other current assets	25,903	26,080
Total current assets	630,059	640,408
Long-term assets:		
Property and equipment, net	50,823	54,522
Goodwill, net	42,900	40,916
Intangible assets, net	74,614	79,444
Other assets	9,003	10,606
Receivable from Maxtor Corporation	95,833	95,833
	273,173	281,321
	$ 903,232	$ 921,729
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 87,046	$ 104,495
Accrued warranty	44,720	49,582
Short-term debt	976	-
Other accrued liabilities	108,801	99,899
Total current liabilities	241,543	253,976
Deferred income taxes	25,092	25,091
Convertible subordinated debt	287,500	287,500
Stockholders' equity	349,097	355,162
	$ 903,232	$ 921,729